Small-Scale Share Swap to be Executed as Scheduled

On June 28, 2007, Shinhan Financial Group (the “Group”) announced that the Group was going to acquire 100% of LG Card by mid-September 2007 through a small-scale share swap pursuant to a resolution of the board of directors (the “BOD”). We also notified our shareholders of their dissenting rights, and subsequently, received the dissenting shareholders’ opinion during the dissent period. Under the Commercial Act of Korea, the BOD resolution on the small-scale share swap becomes invalid if 20% or more of outstanding shareholders are against the decision.

The number of dissenting shares was 1,019,027 or 0.22%, of our total outstanding shares (465,045,783).

Since the dissent ratio is lower than 20%, we will proceed with the small-scale share swap as resolved by the BOD.